FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 November 2008

HSBC BANK CANADA

THIRD QUARTER 2008 RESULTS* - HIGHLIGHTS

  Net income attributable to common shares was C$418 million for the nine months ended 30 September 2008, broadly unchanged compared with the same period in 2007.

  Net income attributable to common shares was C$121 million for the quarter ended 30 September 2008, compared with C$145 million for the quarter ended 30 September 2007.

  Return on average common equity was 18.4 per cent and 15.5 per cent for the nine months and quarter ended 30 September 2008 respectively compared with 21.3 per cent for both of the same periods in 2007.

  The cost efficiency ratio was 52.0 per cent and 54.9 per cent for the nine months and quarter ended 30 September 2008 respectively compared with 50.8 per cent and 48.9 per cent, respectively, for the same periods in 2007.

  Total assets were C$66.9 billion at 30 September 2008 compared with C$63.6 billion at 30 September 2007.

  Total funds under management were C$24.6 billion at 30 September 2008 compared with C$27.1 billion at 30 September 2007.

* Results are prepared in accordance with Canadian generally accepted accounting principles.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the nine months ended 30 September 2008 of C$418 million which was broadly unchanged from the C$419 million reported in the same period in 2007. Net income attributable to common shares for the quarter ended 30 September 2008 was C$121 million, a decrease of C$24 million, or 16.6 per cent, from C$145 million for the third quarter of 2007.

Results for the quarter and for the nine months ended 30 September 2008 were impacted by a loss of C$20 million after related income taxes, arising from the sale of the bank's C$1.5 billion automobile loan portfolio in July 2008. Net income attributable to common shares for the nine months ended 30 September 2007 were impacted by gains of C$21 million after related income taxes, from the sale of the bank's shares in the Montreal Exchange. Excluding these items, net income attributable to common shares for the nine months ended 30 September 2008 increased by 10.1 per cent over the same period last year and for the quarter, net income decreased by 2.8 per cent and 0.7 per cent respectively compared to the third quarter of 2007 and the second quarter of 2008.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said: "After taking into account the impact of the sale of the bank's automobile loan portfolio, the results for the third quarter showed considerable resilience despite the ongoing volatility in international credit and liquidity markets.

"Our balance sheet is conservatively positioned, with strong capital ratios including a Tier 1 ratio of 10.6 per cent. We plan to continue our existing strategy of working with our customers to meet their personal and business needs while maintaining close control over credit quality. Our credit ratings are among the best of Canadian banks and we are part of the HSBC Group, one of the world's largest and most strongly capitalized banks. Over 100 million customers worldwide entrust HSBC with US$1.2 trillion in deposits."

Net interest income

Net interest income for the nine months ended 30 September 2008 was C$900 million compared with C$920 million for the same period last year, a decrease of C$20 million, or 2.2 per cent. Although average interest earning assets increased to C$58.3 billion from C$53.4 billion, this was offset by a decrease in net interest margin to 2.06 per cent compared with 2.30 per cent in 2007. Reductions in the prime rate during 2008 resulted in reduced interest income on our floating rate loans which was not offset by an equal reduction in interest expense as our deposits repriced downwards less quickly. In addition, wider credit spreads experienced across the banking industry adversely impacted the cost of wholesale funding.

Net interest income for the quarter ended 30 September 2008 was C$306 million compared with C$319 million for the same quarter in 2007, a decrease of C$13 million, or 4.1 per cent. Average interest earning assets for the quarter were C$58.7 billion, 8.1 per cent higher than the same period in 2007. However, this was offset by the effect of the challenging interest rate environment that adversely impacted the net interest margin, decreasing it to 2.07 per cent for the quarter ended 30 September 2008 from 2.33 per cent for the same period in 2007.

Net interest income for the third quarter of 2008 was C$10 million, or 3.4 per cent higher compared with the second quarter of 2008. Average interest earning assets increased to C$58.7 billion from C$58.2 billion in the previous quarter. The net interest margin of 2.07 per cent was four basis points higher than the previous quarter. This was primarily as a result of reducing the interest rate paid on deposits following reductions in the prime rate earlier in the year.

Non-interest revenue

For the nine months ended 30 September 2008, non-interest revenue was C$578 million, C$32 million, or 5.9 per cent, higher compared with C$546 million for the same period last year.

During the quarter, we recorded, as a reduction of other income, a loss of C$29 million on the disposal of a C$1.5 billion portfolio of automobile loans. This was partially offset by significant increases in activity in the bank's investor immigration programme as well as increases in insurance commissions. Following release of the terms of the expected settlement of the "Montreal Accord" and the impact of wider credit spreads on the value of the bank's holdings of Canadian non-bank sponsored Asset Backed Commercial Paper ("non-bank ABCP"), during the third quarter we recorded a further provision of C$15 million of which C$2 million was recorded as a reduction of trading income, and C$13 million as a loss on available-for-sale securities. The reduction of gains on available-for-sale securities compared to the prior year is also impacted by a C$26 million gain that was recorded in 2007 on the sale of the bank's shares in the Montreal Exchange.

Revenues from customer banking activities, including deposit and payment service charges and credit fees, were higher due to increased customer activity reflecting the underlying strength of the banking business. Foreign exchange revenues were higher due to initiatives undertaken to improve business with customers. Investment administration fees were higher as a result of increased customer portfolios. Securitization income increased significantly, partially due to increased activity as well as benefiting from the effect of falling interest rates. Trading revenue was higher as widening credit spreads had a considerable positive impact on the value of certain debt obligations recorded at fair value. Further, trading volumes in fixed income instruments increased with changing interest rates as well. Foreign exchange trading revenue grew on increased customer activity and volatile foreign exchange markets. Capital market fees were lower due to lower market activity in 2008 compared to 2007 caused by market uncertainties, particularly new issue and underwriting mandates.

Non-interest revenue was C$164 million for the third quarter of 2008 compared with C$184 million in the same quarter of 2007, a decrease of C$20 million, or 10.9 per cent. Despite the uncertain markets, deposit and payment service charges and credit fees increased. Securitization income was higher mainly due to increased activity compared to the prior period in 2007. Capital market fees were lower resulting from lower activity owing to uncertainties in the markets. Trading revenue was lower, mainly due to lower impacts of changes in the carrying values of certain debt obligations recorded at fair value compared to the previous year. In addition, the third quarter was impacted by the loss on disposal of the automobile loan portfolio and the additional non-bank ABCP provision.

Non-interest revenue for the third quarter of 2008 was C$31 million lower compared with C$195 million recorded in the previous quarter, mainly due to the loss on disposal of the automobile loan portfolio and the additional non-bank ABCP provision. In addition, capital market fees were lower arising from uncertain markets and securitization income was reduced due to lower activity than the previous quarter. This was partially offset by higher trading revenue mostly arising from the impact of wider credit spreads on the fair value of certain debt obligations.

Non-interest expenses

For the nine months ended 30 September 2008, non-interest expenses were C$769 million compared with C$744 million for the same period last year, an increase of C$25 million, or 3.4 per cent. Salaries and benefits grew, reflecting increased staff levels as we expanded the branch network, the direct bank and the payments and cash management businesses. These were offset by lower variable compensation arising from lower capital market fees and lower pension costs. Premises costs increased by C$12 million due to the new branches as well as increases in information technology costs. Other non-interest expenses were higher due to continued investments in the business, as well as higher customer transaction and marketing costs.

Non-interest expenses were C$258 million for the third quarter of 2008 compared with C$246 million for the same quarter of 2007, an increase of C$12 million, or 4.9 per cent. Salary expenses grew reflecting increased numbers of staff. Premises and equipment and other expenses increased mainly as a result of additional investments in information technology, and marketing expenses together with increased operating losses.

Non-interest expenses for the third quarter were little changed compared to C$259 million for the second quarter of 2008. Salaries and benefits were lower as a result of lower variable compensation arising from lower capital market fees and lower pension and benefit expenses. Premises and equipment expenses decreased due to lower property costs in the third quarter offset by higher marketing expenses and operating losses.

Credit quality and provision for credit losses

For the nine months ended 30 September 2008, the provision for credit losses was C$72 million compared with C$43 million for the same period in 2007. An increase in retail provisions primarily related to automobile loans and specific provisions relating to the commercial construction, manufacturing and export sectors in 2008 resulted in an increase of C$29 million compared with the same period in 2007.

The provision for credit losses was C$22 million for the third quarter of 2008, little changed from C$21 million recorded in the third quarter of 2007, and C$25 million for the second quarter of 2008.

Gross impaired credit exposures were C$295 million compared with C$290 million at 30 June 2008, and C$206 million at 30 September 2007. Total impaired exposures, net of specific allowances for credit losses, were C$193 million at 30 September 2008 compared with C$194 million at 30 June 2008 and C$139 million at 30 September 2007.

The general allowance for credit losses of C$259 million at 30 September 2008 is C$10 million lower than C$269 million at 30 June 2008 and 30 September 2007. This reduction occurred following the sale of the C$1.5 billion automobile loan portfolio during the quarter. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.79 per cent at 30 September 2008 compared with 0.78 per cent at 30 June 2008 and 0.75 per cent at 30 September 2007. Although the bank has experienced a small increase in non-accrual loans, the overall credit quality of the portfolio remains sound reflecting the bank's prudent lending standards. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

On a year-to-date basis in 2008, the effective tax rate was 30.3 per cent compared with 34.6 per cent for the same period last year, primarily due to lower statutory tax rates. The effective tax rate in the third quarter of 2008 was 32.1 per cent, which compared to 35.2 per cent in the same quarter of 2007 and 26.5 per cent in the second quarter of 2008, which benefited from the resolution of certain tax deductions from prior years.

Balance sheet

Total assets at 30 September 2008 were C$66.9 billion, an increase of C$4.0 billion from 31 December 2007, and C$3.3 billion from 30 September 2007. Commercial loans and bankers' acceptances increased by C$1.1 billion from the end of 2007, as commercial activity continued to grow. Although residential mortgage originations increased, this was offset by C$2.7 billion in securitizations in 2008 resulting in a net decrease of about C$440 million. Consumer loans grew by about C$390 million. There was an increase of C$900 million related to part of the industry restructuring of certain non-bank ABCP conduits where the bank re-purchased personal loans that it had previously securitized. During the third quarter, the bank also exercised an option to purchase approximately C$160 million of loans previously securitized. In addition, the bank's consumer loans and other personal lines of credit increased by about C$830 million. These increases were partially offset by the sale of a portfolio of C$1.5 billion of automobile loans. The securities portfolio and securities purchased under reverse repurchase arrangements increased by C$3.4 billion from 31 December 2007, improving the bank's liquidity position.

Total deposits increased by C$2.3 billion to C$51.2 billion at 30 September 2008 from C$48.9 billion at 31 December 2007 and were C$3.7 billion higher compared with C$47.5 billion at 30 September 2007. Personal deposits grew by C$1.4 billion over 31 December 2007 mainly driven by growth in the number of High Rate and Direct Savings accounts. In the same period commercial deposits also increased reflecting strong growth among our commercial clients, while wholesale deposits decreased marginally.

Total assets under administration

Although the bank benefited from good investment sales, recent declines in equity markets had an adverse impact in funds under management which were C$24.6 billion at 30 September 2008 compared with C$27.1 billion at 30 June 2008 and C$27.1 billion at 30 September 2007. Including custody and administration balances, total assets under administration were C$33.3 billion compared with C$37.8 billion at 30 June 2008 and C$36.4 billion at 30 September 2007.

Capital management

On 1 January 2008, the bank adopted a revised Basel Capital Framework commonly known as "Basel II" to comply with new regulations issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI"). In February 2008, OSFI provided the bank with conditional approval, subject to certain conditions, to use the Advanced Internal Ratings Based approach for calculating regulatory capital under the new Framework. In September 2008, OSFI has advised the bank that it has satisfied the conditions that will allow the bank to reduce the transitional floor for Regulatory Capital, as required under OSFI's capital adequacy guidelines, from 100 per cent to 90 per cent, commencing with the third quarter 2008 regulatory reporting period. The bank's Tier 1 and overall capital ratios calculated in accordance with the new framework were 10.6 per cent and 13.2 per cent respectively, compared with 9.3 per cent for Tier 1 and 11.5 per cent overall at 30 June 2008.

Capital adequacy ratios calculated in accordance with the previous "Basel I" framework were 8.5 per cent for Tier 1 and 10.9 per cent overall at 30 September 2007. Further details of the bank's capital management process, including details of the calculation of capital adequacy under the new "Basel II" framework will be included in the bank's third quarter 2008 report to shareholders.

Accounting policies adopted in 2008

Effective 1 January 2008, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards requiring additional disclosures particularly relating to the management of risk associated with Capital and Financial Instruments. There was no impact on reported results in 2008 arising from the adoption of these new presentation and disclosure standards, which will be reflected in HSBC Bank Canada's third quarter 2008 Report to Shareholders. Certain prior period amounts have been reclassified to conform to the current year's presentation.

Dividends

During the third quarter of 2008, C$70 million in dividends were declared and paid on the bank's common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 31 December 2008, to shareholders of record on 15 December 2008.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 180 offices. With around 9,500 offices in 85 countries and territories around the world and assets of US$2,547 billion at 30 June 2008, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's third quarter 2008 report will be sent to shareholders in November 2008.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates.  Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

HSBC Bank Canada	Summary

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September	30 September	30 September
(except per share amounts)	2008	2008	2007	2008	2007

Earnings
Net income attributable to
common shares	121	142	145	418	419
Basic earnings per share (C$)	0.24	0.28	0.30	0.84	0.86

Performance ratios (%) *
Return on average common equity	15.5	18.9	21.3	18.4	21.3
Return on average assets	0.70	0.83	0.91	0.82	0.90
Net interest margin *	2.07	2.03	2.33	2.06	2.30
Cost efficiency ratio **	54.9	52.7	48.9	52.0	50.8
Non-interest revenue: total revenue ratio	34.9	39.7	36.6	39.1	37.2

Credit information
Gross impaired credit exposures	295	290	206
Allowance for credit losses
– Balance at end of period	361	365	336
– As a percentage of gross impaired credit exposures	122%	126%	163%
– As a percentage of gross loans and acceptances	0.79%	0.78%	0.75%

Average balances*
Assets	69,061	68,471	62,934	68,479	62,301
Loans	39,789	39,942	38,405	39,528	37,164
Deposits	52,095	51,830	47,588	51,634	46,717
Common equity	3,101	3,038	2,693	3,034	2,623

Capital ratios (%)***
Tier 1	10.6	9.3	8.5
Total capital	13.2	11.5	10.9

Total assets under administration
Funds under management	24,629	27,118	27,129
Custody accounts	8,667	10,699	9,279
Total assets under administration	33,296	37,817	36,408

* Net interest margin is net interest income divided by average interest earning assets for the period.
** The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

***   The capital ratios for the quarters ended 30 September 2008 and 30 June 2008 have been calculated in accordance with the new Basel II capital adequacy framework, while those for the previous period were calculated in accordance with the `previous Basel I framework.

HSBC Bank Canada	Consolidated Statements of Income (Unaudited)

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September	30 September	30 September
(except per share amounts)	2008	2008	2007	2008	2007

Interest and dividend income
Loans	595	602	663	1,839	1,876
Securities	71	65	70	209	199
Deposits with regulated financial institutions	16	21	61	73	182
	682	688	794	2,121	2,257

Interest expense
Deposits	367	382	464	1,192	1,308
Debentures	9	10	11	29	29
	376	392	475	1,221	1,337

Net interest income	306	296	319	900	920

Non-interest revenue
Deposit and payment service charges	27	28	25	82	73
Credit fees	31	30	30	92	85
Capital market fees	17	27	21	66	82
Investment administration fees	34	35	33	102	96
Foreign exchange	11	11	10	32	28
Trade finance	6	6	6	17	18
Trading revenue	37	19	40	107	70
Gains on available-for-sale securities	(13)	2	(5)	(11)	21
Gains on other securities	–	1	–	2	9
Securitization income	15	21	10	63	29
Other	(1)	15	14	26	35
	164	195	184	578	546

Total revenue	470	491	503	1,478	1,466

Non-interest expenses
Salaries and employee benefits	139	143	132	424	414
Premises and equipment	33	38	31	106	94
Other	86	78	83	239	236
	258	259	246	769	744

Net operating income before provision for
credit losses	212	232	257	709	722
Provision for credit losses	22	25	21	72	43

Income before taxes and non-controlling
interest in income of trust	190	207	236	637	679
Provision for income taxes	59	53	81	187	228
Non-controlling interest in income of trust	6	7	6	19	19
Net income	125	147	149	431	432
Preferred share dividends	4	5	4	13	13
Net income attributable to common shares	121	142	145	418	419

Average common shares outstanding (000)	498,668	498,668	488,668	498,668	488,668
Basic earnings per share (C$)	0.24	0.28	0.30	0.84	0.86

HSBC Bank Canada	Condensed Consolidated Balance Sheets (Unaudited)

Figures in C$ millions	At 30 September 2008	At 31 December 2007	At 30 September 2007

Assets
Cash and non-interest bearing deposits with banks	518	510	384
Interest bearing deposits with regulated financial institutions	1,748	3,063	4,066
	2,266	3,573	4,450

Available-for-sale securities	7,958	5,639	4,675
Trading securities	1,377	1,227	1,920
Other securities	54	60	59
	9,389	6,926	6,654

Securities purchased under
reverse repurchase agreements	7,048	6,122	4,552

Loans
– Businesses and government	22,644	21,322	20,995
– Residential mortgage	12,482	12,920	14,220
– Consumer	5,217	4,826	4,612
– Allowance for credit losses	(361)	(353)	(336)
	39,982	38,715	39,491

Customers’ liability under acceptances	5,461	5,727	5,237
Derivatives	999	623	737
Land, buildings and equipment	157	149	136
Other assets	1,617	1,096	2,301
	8,234	7,595	8,411
Total assets	66,919	62,931	63,558

Liabilities and shareholders’ equity
Deposits
– Regulated financial institutions	1,486	1,535	2,608
– Individuals	19,720	18,291	18,244
– Businesses and governments	29,982	29,051	26,683
	51,188	48,877	47,535

Acceptances	5,461	5,727	5,237
Assets sold under repurchase agreements	353	320	686
Derivatives	917	649	941
Securities sold short	856	623	1,461
Other liabilities	3,433	2,256	3,372
Non-controlling interest in trust and subsidiary	430	430	430
	11,450	10,005	12,127

Subordinated debentures	796	801	799

Shareholders’ equity
– Preferred shares	350	350	350
– Common shares	1,225	1,225	1,125
– Contributed surplus	209	206	205
– Retained earnings	1,680	1,462	1,416
– Accumulated other comprehensive income	21	5	1
	3,485	3,248	3,097
Total liabilities and shareholders’ equity	66,919	62,931	63,558

HSBC Bank Canada	Condensed Consolidated Statements of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
Figures in C$ millions	2008	2008	2007	2008	2007

Cash flows provided by/(used in):
– operating activities	366	563	205	1,192	1,060
– financing activities	(155)	849	1,867	2,132	3,953
– investing activities	(209)	(1,406)	(2,136)	(3,306)	(5,005)

(Decrease) increase in cash and
cash equivalents	2	6	(64)	18	8
Cash and cash equivalents,
beginning of period	500	494	419	484	347
Cash and cash equivalents,
end of period	502	500	355	502	355

Represented by:
Cash resources per balance sheet	518	527	384
– less non-operating deposits*	(16)	(27)	(29)
Cash and cash equivalents,
end of period	502	500	355

* Non-operating deposits are comprised primarily of cash restricted on securitization transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 07, 2008